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                          September 29, 2020

       Robert J. Cobuzzi, Jr.
       Chief Executive Officer
       Diffusion Pharmaceuticals Inc.
       1317 Carlton Avenue
       Suite 200
       Charlottesville, VA 22902

                                                        Re: Diffusion
Pharmaceuticals Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 25,
2020
                                                            File No. 333-249057

       Dear Dr. Cobuzzi:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ada D.
Sarmento at 202-551-3798 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              David S. Rosenthal,
Esq.